Exhibit 99.1

Notice of Change of Auditor

Pursuant to National Instrument 51-102, Section 4.11

TO:	Zeifmans LLP (“Zeifmans”)

AND TO:	PricewaterhouseCoopers LLP (“PwC”)

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

In accordance with section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Almonty Industries Inc. (the “Corporation”) hereby gives notice of a change in the auditor of the Corporation from Zeifmans to PwC, and reports that:

1.	on September 29, 2026, at the Corporation’s request, Zeifmans has tendered its resignation as the auditor of the Corporation effective as of September 29, 2026;

2.	the Board of Directors of the Corporation (the “Board”), upon recommendation by its Audit Committee, has considered and approved the acceptance of the resignation of Zeifmans as the auditor of the Corporation;

3.	the Audit Committee and the Board have considered and approved the appointment of PwC as the successor auditor of the Corporation effective as of September 29, 2026 to hold office until the next annual general meeting of the shareholders of the Corporation;

4.	Zeifmans’ auditor reports in connection with the audits of the consolidated financial statements for the Corporation’s two most recently completed fiscal years ended December 31, 2025 and December 31, 2024 have not expressed a modified opinion; and

5.	there have been no “reportable events”, including no disagreements, consultations or unresolved issues, each as defined in section 4.11 of NI 51-102.

Dated: September 29, 2026.

ALMONTY INDUSTRIES INC.

Per:	(signed) “Jorge Beristain”
Name: Jorge Beristain
Title: Chief Financial Officer